Filed by WESCO International, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Anixter International Inc.
Commission File No.: 001-10212
Date: March 11, 2020

Transcript of Presentation Made by WESCO International, Inc.
at J.P. Morgan 2020 Industrials Conference
March 11, 2020 / 8:45 AM EST

The following transcript of a presentation made by WESCO International, Inc. at the J.P. Morgan 2020 Industrials Conference on March 11, 2020, at 8:45 AM EST, is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified and may contain errors.

CORPORATE PARTICIPANTS

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

OTHER PARTICIPANTS

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator

Good morning and thank you for holding. Your lines have been placed on listen-only mode until the question-and-answer portion. [Operator Instructions] And I would like to remind all parties the call is now being recorded. If you have any objections please disconnect at this time.

And now, I would now like to turn the call over to John Engel. Thank you, sir. You may begin.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Well, good morning, everyone, and Steve, a pleasure to be with you this morning. I’m joined by Dave Schulz, WESCO’s CFO. And look forward to participating in your conference, Steve. WESCO has been a long time participant and it’s great to be with you this morning.

Well, there’s a lot of exciting things going on at WESCO and I thought I’d start with some opening remarks regarding our announcement last week and the press release we issued on Monday afternoon about our updated plan to finance the merger with Anixter. If anyone is new to WESCO or you’ve not followed the company recently, please note that in January we announced an agreement to acquire Anixter in a $4.5 billion transaction. This transformational combination creates an industry leader in electrical and data communications distribution.

So I’d like to highlight five compelling attributes of this transformational combination. First, the combined company will benefit from a step change in scale and capabilities in the highly fragmented electrical and data communications distribution space. At closing, the combined company will be an industry leader in North America with over $17 billion in revenues and $1.1 billion in EBITDA on a pro forma basis including the identified cost synergies.

Second, the two businesses are highly complementary in terms of products, industries and geographies, which enables us to sell more products to more customers in more locations around the world. And more importantly, it enables us to accelerate our sales growth by more than 100 basis points versus standalone projections.

Third, we’ve developed an execution plan to deliver over $200 million of cost synergies and have significant upside potential beyond this amount. We’ve engaged one of the world’s leading consulting firms to serve as our integration partner and planning is well underway.

Fourth, the financial benefits of this combination – that this combination will generate are exceptional. We expect our EPS growth rate to double, adjusted EBITDA margins to expand by more than 100 basis points through the cost synergies I just discussed, and the transaction will now be 50% to 60% accretive to EPS in the third year.

And finally, fifth, the combined company is expected to generate substantial free cash flow over $600 million annually by year three which should enable rapid deleveraging to within our target range in less than 36 months as well as provide future capital deployment options to drive the value creation.

In our press release earlier this week on Monday, we announced that we’ve updated our current financing plan for the transaction and that’s in response to current market conditions. Our revised expectation is to fund the entire cash portion of the transaction with debt, while we previously expected to fund the merger with a combination of debt and $400 million to $500 million of equity or equity content securities. This decision reflects the fact that our equity is the most valuable component of our capital structure and we are unwilling to use it as a source of financing at the current market value. Under our revised financing plan, the only WESCO common stock issued in connection with this transaction would be the common stock to be issued as merger consideration directly to Anixter shareholders which we expect to be approximately 8.1 million shares. Post close, these additional shares would represent approximately 16% of the combined company shares. We believe this financing structure is prudent and reflects our confidence in the strong cash flow generation of the combined company, it also minimizes our dilution, and it optimizes our cost of capital.

The additional debt of the updated financing structure would add about a half a turn of leverage and that takes our expected leverage at closing to approximately 5 times net debt-to-EBITDA including our expected one-year synergies of $68 million. We are confident that the cash generation capabilities of both companies allows us to service this debt and reduce our leverage to within our target range of 2.0 to 3.5 times within three years of closing. I think as many of you know, we have a successful track record of rapidly delevering our balance sheet after completing acquisitions. After closing EECOL in 2012, by the way that was our largest prior acquisition, our leverage increased to 4.5 times net debt-to-EBITDA but was within our target range within the next 12 months post-closing.

In summary, we’re very excited about the value creation opportunities that this transformational combination presents, the increased scale, complementary portfolios, and the synergies of this combination will translate into accelerated growth, margin expansion and higher free cash flow and ultimately will drive significant value creation for our shareholders.

With that, I’d like to turn it over to Steve and again I’m joined by Dave and we’ll be happy to answer any questions.

QUESTION AND ANSWER SECTION

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

Great. Thanks, John. I appreciate the comments. I think we’re going to – I’ve got my associate Pat Baumann on as well. He does the distributors here at JPMorgan. So I’m going to turn it over to him in a second to kind of delve a bit more into this interesting and exciting deal for you guys. But I just wanted to kind of step back high level we’re asking all our companies the obligatory question around impact from what’s going on out there, coronavirus related. I know you guys are obviously not – nowhere near being a China play or an aerospace play, a little bit of oil and gas exposure obviously, but minimized relative to perhaps where you were last cycle. Can you just talk about in this environment, provide some context around how you see the risks, how you’re managing those, maybe talk a bit about your supply chain and what you’re seeing kind of on the ground, customer behaviour, week to week here?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yeah, great. Steve, thanks for that question. Obviously, this is a very hot topic now. Let me start out by saying, last week, we gave an update in our – we had a scheduled investor call, I met with a number of investors, and gave an update which is captured in our webcast commentary that’s been published of our results through February. So through February, we’re tracking in line with our guide. Sales are in the range. So we haven’t seen a material impact on the customer end of our value chain. So far, the year is starting off solidly and within expectations. I think you will recall that if you look at how we manage last year, we did exit the year with strong inventories. We thought we had a very good inventory position. We did add to our inventories a bit as we moved through the second half. That turned out to be fortuitous timing. We are monitoring real-time on a daily basis in discussions with customers what’s happening to their operations, their businesses, and we’ve worked extensively with our supplier partners in managing the supply chain and to ensure that we have adequate and appropriate access to their products. We have multiple supplier partners typically for every given product category.

As you mentioned, Steve, we do have very little, very little direct exposure to most of the impacted regions, particularly China. A number of our supplier partners do have some direct exposure to Chinese manufacturing. In our latest set of discussions with them, and this is real-time, in the last few days, those that have direct exposure to China, have operations in China, have said their operations are back up and running at some various capacity utilization rate. So yeah, I think so far, we’ve not – the bottom line is, we’ve not seen the impact thus far in our daily sales and margin activity levels and we’re within the guide on our top line. Our backlog through February is tracking consistent with normal seasonality. This was not an update we provided last week, so this is a new data point, and we’re building backlog coming off December year end as we would expect to at this point in anticipation of entering construction season, so all looks well there.

With all that said, Steve, there is a potential for disruption through the whole, I’ll say, through the whole value chain, and we’re myopically focused on supporting our customers and keeping their operations running efficiently and effectively. And that’s what we’re focused on in conjunction with our supplier partners.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

And just to remind me, I mean I know you guys have been kind of managing this from a tariff perspective for the last couple of years, where would your supply chain be most exposed? Where would you see the brunt of that impact if we were to kind of have an issue there in the next few months?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Again, because the – the way to think about this is, we have virtually no private label in our core electrical business. So our direct exposure to Asian-based operations is de minimis. So it really is – the exposure we have is through our supplier manufacturing partners. And for any given product category, we have multiple supplier partnerships. So that’s an incredibly important point. And we are a supply chain management company. And so we’re in real-time discussions with them. They’re providing us updates on what their factory utilization rates are across their entire footprint. Obviously, where we have backlog and I say backlog we had second highest all time backlog exiting last year. Those projects that are on backlog, for the fourth quarter, those projects that are on backlog, we have customer [ph] commit dates (00:11:26), we’re monitoring our progress in terms of our ability to deliver against those, and we’ve been delivering so far through the first two months of this year. Again, sales are tracking within the range.

And so I think the key point is that we’re working in conjunction with our supplier manufacturing partners to ensure integrity of the supply chain. The real question is which no one can answer quite frankly, no one can answer this is, what started as a, I’ll call it a supply side shock, does it meaningfully turn into some demand side weakness? And if it does, in what end markets does that occur? I think it’s an incredibly important question. Again, we’re not seeing it in our daily activities levels yet through February, as I said top line, and we’re not seeing it in our backlog. The backlog has grown sequentially through January versus the end of December and it grew again in February. So it’s building as it would to support the normal construction season.

Maybe one last thing I’ll get out there, Steve, I’m not sure we’ll get this question and I think it’s timely to make this comment and that’s around oil and gas. So WESCO’s peak oil and gas exposure was back in 2015 were 10% of sales roughly and that’s on a first derivative basis, selling in the oil and gas companies and related companies that served that end market. Going through that industry cycle, that oil and gas cycle, we aggressively worked to diversify our business. And as we exited 2019, we posted all-time record sales and our oil and gas exposure was 7%. So with record sales, we were able to take a full 3 points out of our mix in oil and gas. When we look at this transformational combination, Anixter has substantially less exposure to oil and gas. And so we will dramatically reduce our overall exposure. That 7% number will be cut dramatically on a combined pro forma basis.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

When you think about the other end markets, can you talk about what you’re seeing on the utility and power front?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yeah, we – if you take a look at utility through last year, last year 2019 marked our ninth consecutive year, ninth consecutive year of organic growth. And that last year in 2019, that was despite over a 25% decline in Canada due to the contract non-renewal that we’ve talked about. So we feel really good about our utility business. We’ve got an industry leading set of services and customer value proposition. That’s what’s really supporting our growth and utility had, even despite the challenges in 2019 as I said, had another strong year and Q4 really flipped into a much stronger growth profile as we started to roll past the comparable of that contract non-renewal in Canada. So far in 2020 through January and February, utility is off to a very strong start. So the momentum that started, Steve – or the momentum that – because the comparable got easier, right, as we got through the second half and Q4 in particular, that strong momentum has continued to start the year. So we feel very good about our start in utility.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

And when you think about the other pockets of your business, industrial and automation, what are you seeing on that front? I know Rockwell had said, we’re having them up next, but they said down in Florida that while there was a bit of risk in China, that the US remained pretty solid, what are you seeing in some of those end markets machine builders and [indiscernible] (00:15:32) more industrial end markets?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yeah, great question. Let me just quickly run through the other three.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

Sure.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Industrial is our biggest end market. Here, we saw a little bit of softness in Q4. I think we went through that in our earnings call particularly around our diversified manufacturers, the OEM kind of driven business. We talked about that at length in our Q4 earnings call and that’s continued so far through February. So even with sales being within our guidance range of the four end markets, we are seeing some softness in industrial. So the way I’d characterize it is what we kind of saw in Q4 is extending into so far the first couple months of 2020. It’s not getting – it’s not accelerating kind of to the downside. It’s not getting much worse, but there’s some softness there. Utility, as I said, really strong start, again, extending the strong positive momentum from last year. Construction is growing through the first couple of months, so that’s encouraging. And as I said, we’re building backlog sequentially. And CIG, which had really strong momentum to – as we kind of move through Q4 and exit the year, really the whole second half of last year, has continued with really solid momentum here to start the year. So there it is by end market, Steve. In all cases, it’s – what we’re seeing is an extension in kind of in general what we saw in Q4.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

And when you think about that industrial business, what kind of verticals, there’s auto, there’s food and beverage, there’s some other things, oil and gas we mentioned briefly, what are you seeing in those various verticals? I’m sure there’s different trends in the different verticals.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yeah, I think – well, not what I think. We’ll hold off until we close the whole quarter and give a more kind of comprehensive view of that. Typically, we like to get through the full quarter Steve before we go below the, kind of the aggregate for end market level.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

That’s fair. How big is March as a percentage of your quarter?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yeah, it’s Dave Schulz. So generally, as we see the ramp up in sales, given the construction period, we generally see that uptick in sales sequentially from January to March. So March is the largest month of the quarter.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

Got it. Okay. I’m going to pass it off to Pat here for a few questions on the deal. Pat?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Terrific.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

Hey, John. Hey, Dave.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Good morning.

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Good morning.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Good morning. Yeah, so maybe just diving a little bit into the Anixter deal, we could start off with this week’s press release, maybe if you could talk about the change in the deal financing and how you balance that decision with maybe the risk around, now starting off [ph] in a little more levered (00:18:29) position on the balance sheet?

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Certainly. So clearly, as we came out in January with the announcement about the merger, we talked about issuing both debt and then greater than $400 million of equity or equity-linked securities. At that point, our stock was trading at a much better level than it is today, given the overall economic environment. And so as we’ve seen the market conditions lately, we’ve made the decision at this stage that we would go ahead and not issue any incremental equity beyond what’s given to the Anixter stockholders. And again, I think that a lot of this comes back to our confidence that by increasing the debt half a turn versus our initial expectations, we’re extremely confident in the cash flow characteristics of the combined company that will enable us to delever quickly and we’ll be back within our target range within three years. But again, the short answer here is, it’s mainly driven by market conditions and recognizing the valuable component of equity that we would have to issue and our confidence in our cash flow.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

And Pat, just to add on to that, we really feel strongly and we began to increasingly profile this last year, our cash generation – and our cash generation across all phases of the economic cycle, we actually even presented some slides on cash EPS in the fourth quarter of last year. So I think something that’s not always fully understood and appreciated is the tremendously strong underlying free cash flow generation of WESCO, and quite frankly, when you look at Anixter since they’ve been publicly traded as well. So on a combined basis, I would argue that, that is, that is one of the most compelling, if not the most compelling, financial attribute of a well-run distribution company, and clearly of WESCO and Anixter pre-combination and post-combination, that will be the case. And as we said we’re looking at least $600 million of annual cash generation by year three on a combined basis. And if you begin to model that out, that’s the foundational strength of the company. When the economy cycles, when there’s a down cycle, there’s a counter cyclicality to our cash flow and we liquidate working capital. And so that again speaks to the strength and resilience of the distribution business model across all phases of the economic cycle.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Yeah, certainly. I mean I get the counter cyclicality and the cash flow would help in the event of the downturn. But maybe talk about like the comfort level or more maybe the threshold in terms of ratings agencies that would move them off the BB level, and against that construct also just the cyclicality of the EBITDA stream, and how you think about the risk around that. I think you’d mentioned fixed versus variable debt. Maybe you can go through kind of how you’re thinking about the financing in those terms?

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Certainly. So, again, we won’t speak for the rating agencies. We’re a solid BB. And if you take a look at our credit metrics, now you could argue that we’re very solidly in a BB and potentially there was room for upside. Clearly, as we think about the transaction here, we are going to be levering up. Again, we’re very confident in our ability to generate cash and delever quickly. But as we think about the overall leverage and the debt mix at the closing, we’re very comfortable with the five turns. Again, it’s half a turn more than we were originally thinking about when we announced the transaction. And when you think about our funding mechanisms, we would be looking at various funding mechanisms including being able to leverage our asset-backed loans and our securitization. So we would be looking at roughly a 70% fixed rate and 30% variable rate. And again, we’re going to be relying on the market conditions to dictate our final answer here. But very clearly focused on being able to close the transaction with debt financing structure and very confident in our ability to delever quickly.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

So, Pat, Dave talked about rating agencies, extremely strong confidence in the cash generation ability of the business and kind of the mix of debt. [ph] Well (00:23:07), we also want to kind of add to because you asked about EBITDA and how EBITDA cycles, look, we’ve stress tested a wide range of scenarios. I’ve been with the company for 16 years now and I’ve gone through a series of economic cycles including the great global recession, that’s the year I became CEO, a little over a decade ago. And I think what’s really important to understand is that we got a great understanding for how this business performs across all phases of the cycle. We have taken aggressive actions when they’re required to be taken in the event that there is any type of economic cycle that’s a downturn or any, any – of any size, variety, shape and duration.

With that said, we think we [ph] can’t (00:23:55) be better positioned than we are at this point with doubling the size of a company, doing this transformational combination, and being very clear of what our synergy commitment is publicly which we’ve also stated. The $200 million plus is cost synergies only. We think we have significant upside to the cost synergies of $200 million plus. In addition, we think we’ve got revenue synergies on top of that, sales synergies on top of that, that we articulated the composition of and some of the key drivers and opportunities in our investor call last week. So when you think about, against the backdrop of whatever the economic cycle is, is the execution and delivery of the synergies which we have great confidence in, that will drive the value creation. The tougher of the economic backdrop is, and if we do in fact cycle, those synergies are even more important and more value creating, because within the context of it, it will be relative to all other companies and what they’re managing and [ph] doing with doing it (00:25:06), i.e., our competitors.

So we have a great confidence in terms of the value creation that we have in front of us that – and what we’re committed to deliver. And quite frankly, I know the world has become a bit more uncertain and there’s a question on, does this supply side shock turn into some demand side weakness. Whatever the end market cycle looks like, we’ve managed through these before, we’ve got great confidence on the underlying cash generation, and we also know how to manage the cost structure and again delivering these synergies creates a very strong compelling foundation for this company to manage its way through any cycle that we’re going to face into.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Well, thanks for that. Thanks for the answer. That makes sense. Was there flexibility to issue more preferred stock as opposed to the equity or equity-linked securities [indiscernible] (00:26:04) really the only other option that you guys are considering?

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

No, we were always very clear that we were looking at some combination of equity or equity-linked securities. And so there is the opportunity for us to consider that going forward, issuing some form of a preferred share. Obviously, we’re mindful of the cost of that financing. We’re also mindful of the overall impact that that would have on diluted EPS. So again, we’re looking at executing the most efficient capital structure given the market conditions. We’ve been very clear that at this point that is a debt offering to fund the cash consideration of the merger.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

I mean the good news is we have the optionality, but it’s very, very critical that you know, and that’s why we put out the press release earlier this week. We’re going 100% debt financing at the current market value. We view equity or anything that’s equity related as the most valuable component of our capital structure, very critical, which is why we moved to all debt financing.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

What’s that?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Which is why we moved to the all debt financing.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Yes, yes, totally. No, I think I was unclear in the question. I meant more of the perpetual preferred, that’s what I meant. Sorry, I wasn’t clear in the question.

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Yeah, so the perpetual preferred, that is part of the consideration for the Anixter stockholder. That’s roughly $537 million of the total consideration. There is an opportunity for us to buy that down prior to the close. There are some constraints around that in terms of the minimum that would still be available for liquidity purposes, but that is an opportunity for us, and again, we’ll consider that as one of our inputs to the overall capital structure, but there is that opportunity.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

You mean buy down, but not – I was talking more like could you increase it as opposed to using those equity securities in the cash financing, but it sounds like you’re more of the mind you would do less of that possibly?

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Correct. I mean if you think about that perpetual preferred that’s being offered to the Anixter stockholder, in addition to that, back in January, when we announced the transaction, we were considering greater than $400 million of additional equity or equity-linked securities. At this stage, we’re going to an all debt financing structure.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Yeah, totally. Okay. Makes sense. Moving on from that. Just in terms of the deal close timing like what are the gating factors that influence that? I know you feel like it’s still end of – or sometime in the second quarter or third quarter. Are there – what are kind of the mileposts we’re waiting for? I know we have an Anixter shareholder vote coming up in April. Obviously, there’s going to be some sort of a regulatory review, just kind of what are the steps here that you’re going through and are there any areas that you would expect more regulatory scrutiny versus others, just any color on that?

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Several factors related to closing and the timing. We’ve been clear that we still expect Q2 or Q3, that includes the Anixter stockholder vote that’s scheduled for April 9th. The other key driver to the timing will be just how we get through the regulatory process. We have closing conditions around regulatory approvals for the US, Canada, Turkey and Mexico. We announced last week that the waiting period expired in the US for HSR, so we’re through that process. We filed all the other necessary requirements in the other markets and we’re still waiting to hear back. At this stage, we don’t expect any issues with obtaining the regulatory approval based on input from our legal counsel. But again, it’s still a fluid process and we are still targeting Q2, Q3 to get through that process and close the transaction.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Okay. Makes sense. And just kind of a random question, but so in the proxy back earlier this year, there was an indication that CD&R had offered, I think, $68 for WESCO and I wasn’t – I didn’t – I don’t remember seeing that ever being rescinded, but maybe it expired at a certain date. I’m just curious if that’s technically still out there, if that’s been kind of – [ph] is that no longer there?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

In the filings, you can see that there was an offer letter provided to WESCO’s board of directors from CD&R that was the $68 offer. Our board did discuss the offer and determined it was not a basis for further discussion. And so that was communicated back through our channels through CD&R and that’s all we can really say about that at this point.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Okay. I had to ask. Just on the – so on the call, I think it was a week ago, you definitely sounded like you had way more conviction on the cost synergy and maybe you always had it, but it definitely came through as kind of being much higher. Is this a function of you kind of getting more details on the business, working with your consultants on opportunities, just if you could flesh out kind of what drove, what was clearly messaging around much more confidence, and I guess both cost and sales synergies from the deal, but maybe we could get started with the cost side?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

The short answer is yes. Our confidence has increased with time and the more we work with the Anixter team, the more we see, the more we like, the more we get to know, the more that we like what we see. And so the trend is very positive. So, as time moved on, we’ve gotten – we’ve obviously been able to get more information, get access to more information, continue to work our integration planning process. We now have our, one of the world’s leading consulting companies onboard and engaged as our integration partner and adviser, and so that’s the answer. Again, we had confidence when we announced a signed deal because we had done substantial due diligence work, but that was through a process at that point. It was a highly competitive bid process and we had a clean team structure in place. And that was back in, as you know, the mid-January timeframe. We’re sitting here almost two months later. Work has continued. It’s a significant work. And so as time moves on, we’ve got – we’ve captured even – we’ve garnered even greater confidence as we continue to work the details.

We’re very, very focused and we outlined in our presentation last week, there’s a specific page that I’d point everyone to. We’re very, very focused in terms of integration process and approach. We laid out a page on that and we had three very clear objectives delivering [ph] first (00:33:03) – number one, delivering a flawless day 1, day one 100 execution; number two, being very focused on all activities and initiatives in support of, and work stream activities, in support of delivering the value capture; and three, building a world class NewCo. This is two large equally sized publicly traded companies coming together and I’ll take you back to the strategic rationale which I outlined in our Investor Day last year, last June. The industry is evolving in a much more rapid rate. There’s an overall consolidation trend up and down the value chain. Suppliers have consolidated at a much more faster rate than distribution. I was very clear that it’s incumbent upon distribution to accelerate the consolidation in that part of the highly fragmented distribution value chain in North America in particular. And the big need to come together.

So we’re doing what we said we’re going to do. The other catalyst which is absolutely critical and it’s strategic. It’s a fundamental critical strategic rationale element of this combination. It’s the ability to invest in digital transformation and to lead digital transformation in electrical industrial distribution. And so being a much larger company essentially doubling up puts us in that position to substantially increase our investments in that. And we think that is absolutely critical to being a leading player in our value chain and delivering value going forward.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Helpful color. Thanks. I’m going to turn it back over to Steve now for the last five minutes, but thanks. Thanks for the time. Appreciate it.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Great, thanks.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

Great. Thanks, Pat. Guys, getting a couple questions over e-mail here. Number one, how is kind of – how was the breakout kind of on a daily sales basis? How has that trended February versus January, are we pretty stable there or is there any real material difference between those two months?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Again, both of them are comfortably within the range. They’re both in the range that we outlined, Steve.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

Okay.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

And that’s what we shared last week.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

Yeah, and then gross margin has been pressured by price cost in recent periods. What’s your kind of visibility to catching up on price and then what’s your outlook for gross margin going forward?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

So I’ll make a comment. Dave may want to make a comment on top of this as well. When we had our Q4 earnings call, we – in January was, we were near the – basically at the end of January, it wasn’t fully closed. But at that point, we made some – delivered some comments around how the year started and we were pleased with margin, gross margin performance at that point to January sequentially versus the fourth quarter. What do we mean by pleased? They stepped up, they expanded, they increased sequentially. That has – those margins have remained healthy, and through February quarter-to-date, through February quarter-to-date, those gross margins are up sequentially over the fourth quarter. So we did – we obviously had an unprecedented level of supplier price increases over the last two years. In number, they were a little bit less last year. So what, that’s [ph] a rounding error. In magnitude, they were larger in terms of average price increase. So it’s been a challenge over the last 18 plus months in particular and there’s always a time lag in our business, given the nature of the types of customer relationships, durations, the contracts and such. So I think those that know us understand that. We did have confidence as we’ve turned the page on 2019 and moved into 2020, we started to see some gross margin expansion.

With all that said, it’s really important – we don’t guide gross margin. So you asked the question about going forward. We don’t guide that going forward. We’re not going to be guiding that. We haven’t been. We’re not going to start guiding that. I think what’s really, really important and I take everyone back to Investor Day last year is, we think scale matters in distribution. There’s inherent advantages of scale and getting that operating cost levered. We are myopically focused on profit and cash flow generation growth and margin expansion, that margins at the operating margin line. It’s very, very important. The recipe of operating cost leverage versus gross margin is something we always work to optimize. Obviously, we can expand gross margins. It’s going to help with operating margin expansion. There’s no doubt about it. We work on that. But the real power is in the op margin expansion overall and which includes operating cost leverage. And that’s why last week as we laid out our three-year financials related to this combination, we were explicit that not only is this substantially EPS accretive as we’ve outlined and stepped up our annual cash generation, but also – and doubles our EPS growth rate. But it also expands our operating margin by over 100 basis points and that’s incredibly important.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

Great. Thank you so much for the color as always. You guys always have a great level of detail that helps put context around what’s going on out there on a minute by minute basis almost. So we really appreciate the update and all the color. Best of luck with the deal. Stay healthy and we will talk to you on first quarter earnings.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Steve, thank you very much to you and your entire team and we thank everyone for joining us and please reach out to Brian or Will with any additional questions you have. Have a great day.

C. Stephen Tusa
Analyst, JPMorgan Securities LLC

Thanks a lot, guys. Have a great day. Bye-bye.

Operator

This does conclude today’s conference. You may disconnect at this time.

Forward-Looking Statements

All statements made herein that are not historical facts should be considered as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction between WESCO International, Inc. (“WESCO”) and Anixter International Inc. (“Anixter”), expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, and statements that address WESCO’s expected future business and financial performance and other statements identified by words such as anticipate, plan, believe, estimate, intend, expect, project, will and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of WESCO’s management as well as assumptions made by, and information currently available to, WESCO’s management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of WESCO’s and WESCO’s management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements. Certain of these risks are set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as well as the Company’s other reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

These risks, uncertainties and assumptions also include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction between WESCO and Anixter that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anixter may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk that the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO’s control.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, on each of March 4, 2020 and March 9, 2020, WESCO filed with the SEC an amendment to the registration statement originally filed on February 7, 2020, which includes a prospectus of WESCO and a proxy statement of Anixter, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on March 11, 2020 and the proxy statement/prospectus will be mailed to Anixter’s stockholders. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESCO, ANIXTER AND THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO’s website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter’s website at http://investors.anixter.com/financials/sec-filings.

Participants in the Solicitation

WESCO and Anixter and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Anixter shareholders with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of WESCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 24, 2020, and amended by Amendment No. 1 on Form 10-K/A filed with the SEC on March 9, 2020, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anixter is set forth in its Annual Report on Form 10-K for the year ended January 3, 2020, which was filed with the SEC on February 20, 2020, and amended by Amendment No. 1 on Form 10-K/A filed with the SEC on March 9, 2020, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.